                                                                                               EXHIBIT 12

               PUBLIC SERVICE COMPANY OF OKLAHOMA AND SUBIDIARIES
         Computation of Consolidated Ratios of Earnings to Fixed Charges
                        (in thousands except ratio data)


                                                                                                  Twelve
                                                                                                  Months
                                                             Year Ended December 31,              Ended
                                                -----------------------------------------------
                                                  1997      1998      1999      2000     2001     9/30/02
                                                  ----      ----      ----      ----     ----     -------
Earnings:
  Net Income                                   $ 46,455  $ 76,909  $ 61,508  $ 66,663  $ 57,759   $ 47,304
  Plus Federal Income Taxes                      10,902    45,584    15,693     8,571    45,484     (9,758)
  Plus State Income Taxes                         1,410     6,910     2,869     1,721     8,928       (603)
  Plus Provision for Deferred Income Taxes        8,615    (1,651)   14,521    25,453   (17,751)    41,581
  Plus Deferred Investment Tax Credits           (2,278)   (1,795)   (1,791)   (1,791)   (1,791)    (1,791)
  Plus Fixed Charges (as below)                  38,541    39,243    39,586    43,375    44,818     39,642
                                               --------  --------  --------  --------  --------   --------
     Total Earnings                            $103,645  $165,200  $132,386  $143,992  $137,447   $116,375
                                               ========  ========  ========  ========  ========   ========

Fixed Charges:
  Interest on Long-term Debt                   $ 30,474  $ 29,136  $ 26,528  $ 26,473  $ 29,305   $ 28,115*
  Interest on Short-term Debt                     4,100     4,107     7,058    10,902     9,513      5,527*
  Distributions on Trust Preferred Securities     3,967     6,000     6,000     6,000     6,000      6,000
                                               --------  --------  --------  --------  --------   --------
     Total Fixed Charges                       $ 38,541  $ 39,243  $ 39,586  $ 43,375  $ 44,818   $ 39,642
                                               ========  ========  ========  ========  ========   ========

Ratio of Earnings to Fixed Charges                 2.68      4.20      3.34      3.31      3.06       2.93
                                                   ====      ====      ====      ====      ====       ====

* Certain  amounts have been  reclassified  between  interest on short-term  and
long-term   debt   compared   to  periods   prior  to  January  1,  2002.   This
reclassification had no affect on the ratio.